SELECTED FINANCIAL AND OTHER INFORMATION
     The following selected financial data at June 30, 2006 and for the six months ended June 30, 2006 and 2005 have been derived from our unaudited consolidated interim financial information not included in this report, which include, in the opinion of our management, all adjustments necessary to present fairly our results of operations and financial condition at the dates and for the periods presented. The results for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2006 or any other period.
     Our consolidated financial statements are prepared in accordance with accounting principles adopted in Brazil, or “Brazilian GAAP”, which differ in significant respects from accounting principles generally accepted in the United States, or “U.S. GAAP”. All of the following selected financial data are in accordance with Brazilian GAAP. We are not required to reconcile, and have not reconciled, this data to U.S. GAAP.
     On April 12, 2006, a share reclassification, under which our previously issued and outstanding preferred shares were converted on a one-for-one basis into common shares, and a three-for-one share split of our common shares became effective. In accordance with Brazilian GAAP, per share data and other information in this document for the six months ended June 30, 2006 reflect the share reclassification and related share split, but per share data and other information for the six months ended June 30, 2005 have not been adjusted to give effect to this share reclassification and related share split.
     This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	At and for the Six Months Ended June 30,
	2006(1)	2006	2005
	(in millions of U.S.$,	(in millions of reais, except per share
	except per share and	and per ADS amounts and share
	per ADS amounts)	numbers or as otherwise indicated)
		(unaudited)
Income Statement Data
Net sales	1,042.9	2,256.9	2,515.0
Cost of sales	(811.3)	(1,755.7)	(1,817.3)

Gross profit	231.6	501.2	697.7

Operating expenses:
Selling	(212.0)	(458.8)	(403.5)
General and administrative	(14.9)	(32.3)	(26.2)
Management compensation	(2.0)	(4.3)	(4.9)

	(228.9)	(495.4)	(434.6)

Operating income before financial expenses and others	2.7	5.8	263.2
Financial expenses, net	(11.0)	(23.8)	(47.3)
Other operating expenses (income)	3.5	7.7	(5.3)
Operating income	(4.8)	(10.3)	210.6
Non-operating expenses	(0.8)	(1.8)	(0.7)

Income before taxes and profit sharing	(5.6)	(12.1)	209.9

Income and social contribution taxes	(1.3)	(2.8)	(42.9)
Employees’ profit sharing	—	—	(10.0)
Management profit sharing	—	—	(1.7)

Minority interest	(0.4)	(1.0)	—

Net income (loss)	(7.3)	(15.9)	155.3

Earnings per share(2)	(0.055)	(0.119)	3.490
Dividends per share(3)	—	—	1.045
Dividends per ADS(3)	—	—	2.089
Dividends per ADS (in U.S. dollars)	—	—	0,889
Average shares outstanding (in millions)	133.5	133.5	44.5
Average number of ADSs outstanding (in millions)	66.8	66.8	22.2

	At and for the Six Months Ended June 30,
	2006(1)	2006	2005
	(in millions of U.S.$,	(in millions of reais, except per share
	except per share and	and per ADS amounts and share
	per ADS amounts)	numbers or as otherwise indicated)
		(unaudited)
Balance Sheet Data
Cash, cash equivalents and short-term marketable securities	299.7	648.5
Trade accounts receivable, net	244.4	528.9
Inventories	310.3	671.4
Other current assets	104.7	226.6
Total current assets	959.1	2,075.4
Non-current marketable securities	38.3	82.9
Property, plant and equipment	624.6	1,351.7
Other assets	142.9	309.3
Total assets	1,764.9	3,819.3
Short-term debt (including current portion of long-term debt)	212.4	459.7
Trade accounts payable	248.3	537.3
Other liabilities	73.5	159.0
Total current liabilities	534.2	1,156.0
Long-term debt	591.3	1,279.7
Other liabilities	67.3	145.6
Minority interest (4)	14.4	31.1
Shareholders’ equity	557.7	1,206.9
Paid-in capital	369.7	800.0
Total liabilities and shareholders’ equity	1,764.9	3,819.3

Other Financial and Operating Data
EBITDA(5)	36.7	79.3	301.9
Poultry slaughtered (million heads per period)		261.2	252.1
Hogs slaughtered (thousand heads per period)		1,672.8	1,728.5
Total sales volumes of poultry, pork, beef, milk and processed foods (thousand tons per year)		652.8	603.8
Employees (at period end)		36,576	32,755

(1)	Translated for convenience only using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank”, at June 30, 2006 for reais into U.S. dollars of R$2.1640 = U.S.$1.00.

(2)	Earnings per share, or “EPS”, is computed under Brazilian GAAP based on the outstanding shares at the end of each year.

(3)	Dividends are calculated based on net income determined in accordance with Brazilian GAAP and adjusted in accordance with the Brazilian Corporation Law.

(4)	Represents the minority interest in the net assets of Batávia S.A.—Indústria de Alimentos, or “Batávia”, following our acquisition of a 51% interest in that company in the second quarter of 2006.

(5)	We define and calculate EBITDA, using line items contained in our income statement prepared in accordance with Brazilian GAAP, as follows: net income plus income and social contribution taxes plus financial expenses, net plus depreciation and depletion plus amortization of goodwill and deferred charges. We use EBITDA as a supplemental measure of financial performance as well as of our ability to generate cash from operations. We also use EBITDA in making certain management decisions. EBITDA is not a prescribed measure under Brazilian GAAP and should not be considered as a substitute for net income or loss, cash flow from operations or other measures of operating performance or liquidity determined in accordance with Brazilian GAAP. The use of EBITDA has material limitations, including, among others, the following:
•	EBITDA does not include financial expenses, including interest expense. For example, because we borrow money to finance some of our operations and capital expenditures, interest is a necessary and ongoing part of our costs.

•	EBITDA does not include income and social contribution taxes. The payment of these taxes is a necessary and ongoing cost of our operations.

•	EBITDA does not include depreciation, amortization or depletion. For example, because we utilize property, plant and equipment to generate revenues in our operations, depreciation is a necessary and ongoing component of our costs.
EBITDA as calculated by us may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to our consolidated income statement:

	Six Months Ended June 30,
	2006	2006	2005
	(in millions of	(in millions of reais)
	U.S.$)
Net income (loss)	(7.3)	(15.9)	155.3
Income and social contribution taxes	1.3	2.8	42.9
Financial expenses, net	11.0	23.8	47.3
Depreciation and depletion	25.3	54.8	48.0
Amortization of goodwill and deferred charges	6.4	13.8	8.4

EBITDA	36.6	79.3	301.9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
          The following discussion and analysis of our results of operations for the six months ended June 30, 2006 and 2005 and of our liquidity as of June 30, 2006 contains forward-looking statements that involve risks and uncertainties.
          Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Risk Factors” and “Forward-Looking Statements” in the registration statement on Form F-3 we filed on August 8, 2006 (SEC File No. 333-136375), or the “Registration Statement”.
          You should also read this discussion and analysis in conjunction with the additional information contained in the Registration Statement, including the information under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”, “—Principal Factors Affecting Our Results of Operations” and “—Critical Accounting Policies and Estimates”.
Results of Operations
          Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differ in certain significant respects from the U.S. GAAP. The following table sets forth the components of our results of operations as percentage of net sales.

	Six Months Ended June 30,
	2006	2005
	(% of net sales)
Net sales	100	100
Cost of sales	77.8	72.3
Gross profit	22.2	27.7
Operating expenses:
Selling	20.3	16.0
General and administrative	1.4	1.0
Management compensation	0.2	0.2
Operating income before financial expenses and others	0.3	10.5
Financial expenses, net	1.1	1.9
Other operating expenses	0.3	0.2
Operating income (loss)	(0.5)	8.4
Non-operating expenses	0.1	—
Income (loss) before taxes and profit sharing	(0.5)	8.3
Income and social contribution taxes	0.1	1.7
Employees’ profit sharing	—	0.4
Management profit sharing	—	0.1
Minority interests	—	—
Net income (loss)	(0.7)	6.2
     Presentation of Net Sales Information
          We report net sales after deducting taxes assessed on gross sales and discounts and returns. In the six months ended June 30, 2006, we had total sales deductions of R$365.0 million from gross sales of R$2,621.9 million, compared to total sales deductions of R$339.7 million from gross sales of R$2,854.8 million in the six months ended June 30, 2005. Most of our deductions from gross sales are attributable to the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS”; the federal Social Integration Program (Programa de Integração Social), or “PIS”; and the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social — COFINS), or “COFINS”. Our deductions from gross sales in the domestic market, which are subject to these taxes, are significantly greater than our deductions from gross sales in our export markets.

          In the six months ended June 30, 2006, deductions from gross sales to calculate net sales increased 7.4% compared to the six months ended June 30, 2005, primarily due to increases in sales volumes in the domestic market, although total net sales decreased 10.3%.
Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2005
     Net Sales
          Our net sales decreased 10.3% to R$2,256.9 million in the six months ended June 30, 2006 from R$2,515.1 million in the same period in 2005, primarily due to significantly lower demand for our poultry products in our export markets reflecting concerns over outbreaks of avian influenza, lower demand for our pork products in our export markets due to the continuing Russian ban on imports of Brazilian pork products (which was partially lifted in the second quarter of 2006), decreased selling prices in both our export markets and the domestic market due to oversupply of poultry and pork products and the appreciation of the real against the U.S. dollar. These factors were partially offset by a 8.0% increase in total sales volumes of poultry, pork and processed foods owing primarily to increased sales of poultry, pork and processed foods in the domestic market and the inclusion of one month of net sales of dairy and related products by Batávia, which we began to consolidate in our consolidated financial statements beginning on June 1, 2006.
     Domestic Market
          Net sales from the domestic market increased 6.4% to R$1,178.6 million in the six months ended June 30, 2006 from R$1,107.4 million in the same period in 2005, primarily as a result of significant increases in sales volumes of poultry products and pork cuts and net sales from beef cuts, introduced in December 2005, and from dairy and related products, introduced in June 2006. This increase was partially offset by a 5.3% decrease in the average selling price, especially for poultry products and pork cuts, resulting from oversupply in the domestic market caused by weakness in our export markets.
          The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

	Net Sales			Sales Volumes			Average Selling Prices
	Six Months			Six Months			Six Months
	Ended June 30,			Ended June 30,			Ended June 30,
	2006	2005	Change	2006	2005	Change	2006	2005	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais per kg)		(%)
Poultry	97.1	67.3	44.3	41.3	21.0	96.7	2.35	3.20	(26.6)
Pork and beef (1)	32.6	16.3	100.0	11.2	5.0	124.0	2.91	3.26	(10.7)
Milk	15.0	—	—	10.7	—	—	1.40	—	—
Processed foods (2)(3)	954.9	877.0	8.9	268.1	240.8	11.3	3.56	3.64	(2.2)
Other	79.0	146.9	(46.2)	30.1	79.1	(62.0)	—	—	—

Total (3)	1,178.6	1,107.5	6.4	361.4	345.9	4.5	3.32	3.60	(5.3)

(1)	Amounts for the six months ended June 30, 2005 do not include any sales of beef cuts because we first commenced sales of beef cuts in the fourth quarter of 2005.

(2)	Amounts for the six months ended June 30, 2006 includes R$29.4 million in net sales (representing 11.3 thousand tons by sales volumes) of processed dairy products, juices and related products produced by Batávia.

(3)	Average selling prices for processed foods and the total average selling prices include the effect of selling prices of dairy and related products in the month of June 2006.
          Poultry. Domestic net sales of poultry products (frozen whole and cut poultry) increased 44.3% in the six months ended June 30, 2006, primarily because we, like other Brazilian poultry exporters, redirected sales of poultry products to the domestic market due to weak demand in our export markets attributable to global concerns about avian influenza. The oversupply of poultry in the domestic market led to a significant decrease in average selling prices.

          Pork and Beef. Domestic net sales of pork and beef cuts increased 100.0% in the six months ended June 30, 2006, primarily because of the development of our beef sales, which commenced in the fourth quarter of 2005, as well as an increase in sales volumes of pork cuts, partially offset by a decrease in average selling prices.
          Milk. The amounts shown in the table above reflect one month of net sales of pasteurized and UHT milk by Batávia, which we began to consolidate in our consolidated financial statements as of June 1, 2006.
          Processed Foods. Domestic sales of processed foods increased 8.9% in the six months ended June 30, 2006, primarily due to an 11.3% increase in sales volumes, partially offset by a decrease in average selling prices. Our sales volumes increased, in part, due to the consolidation of one month of net sales of processed dairy and related products (including yogurt, fruit juices, soybean-based drinks, cheeses and desserts) by Batávia. In addition, the development of domestic sales of higher value-added processed foods continues to be a strategic priority, and we introduced several new products in the first half of 2006. However, growth in sales of processed foods was significantly affected by the large supply of lower-priced poultry products and pork cuts in the market due to the factors described above.
          Other. Domestic net sales of soy meal, refined soy flour and animal feed decreased 46.2% in the six months ended June 30, 2006, primarily because we sold our Marau soybean oil plant in July 2005, leading to a decrease in net sales from soy products.
     Exports
          Net sales from our export markets decreased 23.4% to R$1,078.3 million in the six months ended June 30, 2006 from R$1,407.6 million in the same period in 2005. Sales volumes decreased 4.6%, primarily due to concerns over avian influenza outbreaks, which led to reduced demand, particularly in Europe, the Middle East and Asia, higher inventory levels for importers of our products and a significant international oversupply in poultry products. The continuing ban on Brazilian pork exports in Russia, our major market for pork products, further contributed to a decrease in net sales from export markets. This ban was partially lifted in the second quarter of 2006. While average U.S. dollar prices remained relatively stable, the appreciation of the real against the U.S. dollar resulted in a 19.7% decrease in average export selling prices in reais.

	Net Sales			Sales Volumes			Average Selling Prices
	Six Months			Six Months			Six Months
	Ended June 30,			Ended June 30,			Ended June 30,
	2006	2005	Change	2006	2005	Change	2006	2005	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais per kg)		(%)
Poultry	601.1	833.0	(27.8)	215.6	229.8	(6.2)	2.79	3.62	(22.9)
Pork and beef (1)	248.0	293.2	(15.4)	56.3	56.2	0.2	4.40	5.22	(15.7)
Processed foods	229.2	279.8	(18.1)	49.6	51.0	(2.7)	4.62	5.49	(15.8)
Other	—	1.6	—	—	—	—	—	—	—

Total	1,078.3	1,407.6	(23.4)	321.5	337.0	(4.6)	3.35	4.17	(19.7)

(1)	Amounts for the six months ended June 30, 2005 do not include any sales of beef cuts because we first commenced sales of beef cuts in the fourth quarter of 2005.
          Poultry. Export net sales of poultry products decreased 27.8% in the six months ended June 30, 2006, primarily due to a 6.2% reduction in sales volumes compared to the six months ended June 30, 2005, primarily because of concerns about avian influenza outbreaks and the effects of the appreciation of the real against the U.S. dollar on average selling prices. Average selling prices in reais decreased 22.9% due to the appreciation of the real and the decrease in average selling prices in U.S. dollars.
          Pork and Beef. Export net sales of pork and beef products decreased 15.4% in the six months ended June 30, 2006, primarily due to the ban on Brazilian pork imports by Russia after foot-and-mouth disease outbreaks in the States of Mato Grosso do Sul and Paraná in late 2005. The Russian ban was lifted for imports from the State of Rio Grande do Sul in May 2006, and we shifted production for the Russian market to Rio Grande do Sul. Average selling prices decreased due to the appreciation of the real against the U.S. dollar. This decrease was partially offset by a 0.2% increase in sales volumes, primarily due to our commencement of sales of beef cuts in the fourth quarter of 2005, as well as sales of pork cuts to Russia after it reopened its pork market to imports from the State of Rio Grande do Sul.
          Processed Foods. Export net sales of processed foods decreased 18.1% in the six months ended June 30, 2006, primarily due to a 2.7% reduction in sales volumes compared to the six months ended June 30, 2005, the appreciation of the real against the U.S. dollar, euro and pound sterling on average selling prices as well as a decrease in average selling prices in foreign currency terms.
          Other. Export net sales of our other products were not significant in the six months ended June 30, 2006.
          In the case of our main export markets, sales volumes to Europe decreased 2.2% in the six months ended June 30, 2006 compared to the similar period in 2005, and net sales decreased 21.5%, primarily due to weaker demand in the wake of avian influenza concerns, which led to higher inventory levels for importers of our products, and decreases in average selling prices. Sales volumes to the Middle East decreased 4.3%, and net sales decreased 18.4%, primarily as a result of public alarm caused by the avian influenza outbreak in Kuwait, which produced a decrease in demand and led to stockpiling of inventories. Sales volumes to the Far East increased 4.0% while net sales decreased 12.0% due to the build-up of inventory levels at the end of 2005, principally in Japan, and decreases in average selling prices. Sales volumes to Eurasia decreased 28.1% and net sales decreased 41.6%, primarily due to the Russian ban on Brazilian pork imports, the appreciation of the real against the U.S. dollar, the decrease in availability of quotas for poultry products and the spread of avian influenza. Finally, sales volumes to Africa, the Americas and other countries increased 15.7% primarily because we increased our exports to Africa and our exports of processed products to Argentina and Chile. However, net sales to Africa, the Americas and other countries decreased 7.1%, primarily because of changes in product mix and the appreciation of the real against the U.S. dollar.
     Cost of Sales
          Our cost of sales includes the costs of labor at our production facilities; raw materials (including corn, soy meal, soybeans, hogs, sausage casings, micronutrients for feed and other raw materials); packaging; breeder eggs and breeder hogs; transportation of raw materials to our production facilities; and depreciation, amortization and depletion relating to our production facilities.
          Our cost of sales decreased 3.4% to R$1,755.7 million in the six months ended June 30, 2006 from R$1,817.3 million in the same period in 2005. As a percentage of net sales, our cost of sales increased to 77.8% of net sales in the six months ended June 30, 2006, compared to 72.3% of net sales in the same period in 2005. A significant decrease in the price of grains (corn, soy meal and soybeans) and live hogs acquired from third parties led to a decrease in our average costs. However, the cost of sales still increased as a percentage of net sales, in part, because the reduction in the price of our raw materials was insufficient to compensate for the significant reductions in net sales described above. The most significant cost of producing an animal is the cost of animal feed over the animal’s lifetime. When the real appreciates against the U.S. dollar during an animal’s lifetime, the average cost of feed over the animal’s lifetime is higher than the cost of feed at the end of the animal’s lifecycle, whereas the revenues received from the sale of products made from that animal reflect the appreciation of the real at the time revenue is recognized. When the real appreciates against the U.S. dollar, there is, therefore, a lag in the benefit we receive to our cost of sales. In addition, the cost of sales increased as a percentage of net sales because of adjustments we made to our production runs in the first quarter of 2006 to address oversupply in our markets, increases in costs from production of beef cuts (which we are continuing to adjust following our commencement of sales of these product), and increases in energy, maintenance and personnel costs included in cost of sales. The increase in personnel costs relates primarily to personnel at the Nova Mutum poultry plant we acquired in 2005 and to annual wage adjustments.
     Gross Profit and Gross Margin
          Our gross profit decreased 28.2% to R$501.2 million in the six months ended June 30, 2006 from R$697.7 million in the same period in 2005 due to the decrease in net sales in the export markets described above, partially offset by the decrease in the cost of sales and the increase in net sales in the domestic market. Our gross margin (gross profit as a percentage of net sales) was 22.2% in the six months ended June 30, 2006, compared to 27.7% in the same period in 2005.

     Operating Expenses
          Our operating expenses consist of selling expenses; general and administrative expenses; and management compensation. Our selling expenses include the costs of shipping of our products from our production facilities to our customers; labor of our sales personnel; marketing; and warehousing of our products. Our general and administrative expenses include labor costs of our administrative personnel, energy and maintenance.
          Operating expenses increased 14.0% to R$495.4 million in the six months ended June 30, 2006 from R$434.5 million in the same period in 2005. As a percentage of net sales, operating expenses were 22.0% in the six months ended June 30, 2006, compared to 17.3% in the same period in 2005. The increase in operating expenses occurred primarily because of an increase in freight, warehousing and administrative personnel costs recorded in selling expenses due to increases in oil prices and an increase in our domestic customer base, as well as an increase in marketing expenses.
     Operating Income Before Financial Expenses and Others
          Operating income before financial expenses and others decreased to R$5.8 million in the six months ended June 30, 2006 from R$263.2 million in the same period in 2005, due to the decrease in gross profit and the increase in operating expenses described above. Our operating margin (operating income before financial expenses and others as a percentage of net sales) was 0.3% in the six months ended June 30, 2006, compared to 10.5% in the same period in 2005.
     Financial Expenses
          Our financial expenses decreased 49.7% to R$23.8 million in the six months ended June 30, 2006 from R$47.3 million in the same period in 2005, due the gains accruing from our consolidated foreign currency position caused by the appreciation of the real against the U.S. dollar and other foreign currencies, which was partially offset by the effects of 66.4% increase in our consolidated total debt at June 30, 2006 compared to June 30, 2005. See “—Liquidity and Capital Resources—Debt” for a discussion of the changes in our debt.
     Income Tax and Social Contribution
          Income tax and social contribution decreased 93.5% to R$2.8 million in the six months ended June 30, 2006 from R$42.9 million in the same period in 2005, primarily due to the losses before taxes and profit sharing of R$12.1 million in the six months ended June 30, 2006 compared to income before taxes and profit sharing of R$209.9 million in the same period in 2005. Although we had losses before taxes and profit sharing in the six months ended June 30, 2006, we still owed income tax and social contribution due to the aggregate R$20.2 million tax effect of exchange rate variations in our investments in our foreign subsidiaries and the decrease in our equity in the results of operations of foreign subsidiaries that had losses during the period. These tax liabilities were partially offset by a R$10.9 million in tax credits received.
     Net Income (Loss)
          We had a net loss of R$15.9 million in the six months ended June 30, 2006, compared to net income of R$155.3 million in the same period in 2005. Because of our net losses, we had a negative net margin of 0.7% (net income (loss) as a percentage of net sales) in the six months ended June 30, 2006, compared to a positive net margin of 6.2% in the same period in 2005.
     Liquidity and Capital Resources
          Our main cash requirements are the servicing of our debt, capital expenditures (both for fixed assets and start-up costs relating to expansion programs), and the payment of dividends and interest on shareholders’ equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, and sales of marketable securities. We also expect to receive the net proceeds from the sale of our common shares in our previously-announced planned global offering of common shares. We believe that these sources of cash will be sufficient to cover current and anticipated working capital needs.

     Cash Flow from Operating Activities
          We had net cash flows from operating activities of R$182.0 million in the six months ended June 30, 2006, compared to R$271.4 million in the same period in 2005. The significant decrease in net cash flows from operating activities from period to period occurred primarily because of the R$171.2 million reduction in our net income from period to period (from net income of R$155.3 million in the six months ended June 30, 2005 to a net loss of R$15.9 million in the six months ended June 30, 2006). In addition, the cash effect of other liabilities was greater in the six months ended June 30, 2006 than in the same period in 2005 due to, among other factors, a R$20.2 million reduction in provisions for contingencies, a R$22.2 million increase in profit sharing payments (paid with respect to fiscal year 2005), a R$21.5 million increase in notes receivable and a R$22.9 million increase in recoverable taxes (due to tax loss carry-forwards that could not be used in the period due to the losses we recorded in the period). These changes were partially offset by the cash effects of an increase in trade accounts payable that was R$123.5 million greater than in the same period in 2005 (due primarily to management of working capital and timing of payments related to capital expenditures in light of lower demand for our products in the six months ended June 30, 2006), a decrease in trade accounts receivable that was R$44.5 million greater than in the same period in 2005 and an increase in inventory that was R$23.8 million less than in the same period in 2005.
          Our working capital was R$919.4 million at June 30, 2006, compared to R$1,058.7 million at December 31, 2005. This decrease was primarily due to a R$204.7 million increase in trade accounts payable (due primarily to management of working capital and timing of payments related to capital expenditures in light of lower demand for our products in the six months ended June 30, 2006), a R$169.2 million decrease in cash, cash equivalents and short-term marketable securities (due primarily to lower levels of cash flow from operating activities) and a R$26.8 million decrease in trade accounts receivable. These factors were partially offset by a R$89.0 decrease in short-term debt (due primarily to repayments in respect of senior quotas under the FIDC financing described in “—Debt” below and the appreciation of the real against the U.S. dollar), a R$58.7 million decrease in dividends payable (due to the payment in the second quarter of 2006 of dividends for fiscal year 2005) and a R$36.0 decrease in liabilities for management and employee profit sharing (due to the net losses we recorded in the six months ended June 30, 2006), among other factors.
     Cash Flow from Investment Activities
          In the six months ended June 30, 2006, we used R$333.6 million in cash in investing activities, compared to R$119.8 million in cash used in investing activities in the same period in 2005. In the six months ended June 30, 2006, our cash used in investing activities consisted primarily of additions of property, plant and equipment of R$247.6 million and acquisitions of R$92.1 million (relating to the acquisition of a controlling interest in Batávia, net of cash acquired).
     Cash Flow from Financing Activities
          We used R$20.8 million in cash in financing activities in the six months ended June 30, 2006, compared to uses of cash in financing activities of R$176.1 million in the same period in 2005. In the six months ended June 30, 2006, our cash used in financing activities consisted of repayments of debt of R$670.3 million and interest on shareholders’ equity and dividends of R$61.8 million, partially offset by incurrence of new debt of R$711.3 million.
     Dividends and Interest on Shareholders’ Equity
          We paid R$61.8 million in dividends and interest on shareholders’ equity in the six months ended June 30, 2006 relating to the 2005 fiscal year.
     Debt
          We use the net proceeds of our indebtedness primarily for capital expenditures, exports and purchases of raw materials. The table below sets forth our debt profile as of the periods indicated.

	Short-Term at	Long-Term at	Total at June 30,	Total at December 31,
	June 30, 2006	June 30, 2006	2006	2005	2004
			(in millions of reais)
Local currency	249.3	215.8	465.1	382.9	518.7
Foreign currency	210.5	1,063.9	1,274.4	1,291.2	652.8

Total debt	459.7	1,279.7	1,739.5	1,674.1	1,171.5

          The following table sets forth our indebtedness net of cash, cash equivalents and marketable securities for the periods indicated. We believe this information is useful to investors in light of our recent strategic decision to increase our cash, cash equivalents and marketable securities to provide flexibility in responding to adverse events in our markets, including outbreaks of avian influenza, particularly as a significant proportion of our indebtedness is short-term indebtedness and could be reduced if we were to apply our increased balances of cash, cash equivalents and marketable securities to debt reduction.

	Short-Term at	Long-Term at	Total at June	Total at December 31,
	June 30, 2006	June 30, 2006	30, 2006	2005	2004
	(in millions of reais, except as otherwise indicated)
Total debt	459.7	1,279.7	1,739.5	1,674.1	1,171.5

Cash, cash equivalents and marketable securities:
Local currency	186.9	—	186.9	168.9	166.5
Foreign currency	461.6	82.9	544.5	740.4	231.1

Total	648.5	82.9	731.4	909.3	397.6

Net debt	(188.8)	1196.8	1,008.0	764.8	773.9

Exchange rate exposure (in millions of U.S.$)			(132.1)	(84.8)	14.4
          Our principal indebtedness instruments are described below.
          Pre-Export Facilities. Our principal operating subsidiary, Perdigão Agroindustrial S.A., or “Perdigão Agroindustrial”, had several pre-export facilities in an aggregate outstanding principal amount of R$679.2 million at June 30, 2006. The indebtedness under these facilities is generally denominated in U.S. dollars, and maturities vary from one year to seven years. Perdigão Agroindustrial’s pre-export facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 7.00% per year at June 30, 2006, payable in arrears or in some instances at maturity. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. In some cases, these customers pay for our products directly into an account controlled by the lenders, and those payments are used to repay the indebtedness under the loans. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on indebtedness to foreign lenders, liens, mergers and, in certain cases, financial covenants.
          Trade-Related Facilities. Our subsidiary Perdigão International Ltd. had several trade-related facilities in an aggregate outstanding principal amount of R$429.3 million at June 30, 2006. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from three years to five years. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 7.08% per year at June 30, 2006, generally payable annually. Under each of these facilities, Perdigão International Ltd. receives a loan the proceeds of which are used to import raw materials and for other working capital needs. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on mergers and sales of assets.
          BNDES Facilities. Perdigão Agroindustrial had a number of outstanding obligations to the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), or “BNDES”, including loans in the amount of R$156.1 million at June 30, 2006 and debentures in the amount of R$34.3 million at June 30, 2006. The loans and debentures from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans and debentures is generally payable monthly, with final maturities on various dates from 2006 through 2010. The majority of the principal amount of the loans is denominated in reais and bears interest at the TJLP rate plus a margin of 3% to 4% per year. The remaining amounts are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket. The debentures are denominated in reais and bear interest at the TJLP rate plus 6.00%. The loans and debentures are guaranteed by Perdigão S.A. and, in most cases, are secured by equipment and facilities. The principal covenants under these agreements include limitations on indebtedness and liens; mergers and sales of assets; and, in a few cases, financial covenants, including the ratio of shareholders’ equity to total assets, the ratio of current assets to current liabilities and the ratio of total assets to total liabilities.

          FIDC Financing. We had R$32.7 million at June 30, 2006 outstanding in financing under our Credit Rights Investment Fund (Perdigão FIDC — Fundo de Investimento em Direitos Creditórios) with Banco Rabobank International Brasil S.A., or “Rabobank”. The fund is a securitization of Perdigão Agroindustrial’s accounts receivable from sales to customers in the domestic market. Perdigão Agroindustrial contributed receivables to the fund in return for cash, and the fund issued quotas (shares), of which a portion were senior quotas held by Rabobank (with R$32.7 million outstanding at June 30, 2006 following repayments in the six months ended June 30, 2006) and the remainder were subordinated quotas held by our company (which are eliminated in our consolidated indebtedness), in each case secured by those receivables.
          ACCs and ACEs. We also obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Cambio), or “ACCs”, and export loans known as Advances on Export Contracts (Adiantamentos de Contratos de Exportação), or “ACEs”. Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 90 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs in an aggregate outstanding principal amount of R$10.2 million and ACEs in an aggregate principal amount of R$137.1 million at June 30, 2006. Our ACCs and ACEs bore interest at an average rate of 4.76% at June 30, 2006.
          Rural Credit Financing. Perdigão Agroindustrial and Batávia are parties to short-term rural credit loans in the aggregate amount of R$107.4 million at June 30, 2006 to several commercial banks under a Brazilian federal government program that offers an interest rate of 8.75% per year as an incentive to investments in rural activities. We generally use the proceeds of these loans for working capital.
          State Tax Incentive Financing Programs. We also have R$57.1 million outstanding under credit facilities offered under state tax incentive programs to promote investments in those states. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 15-year term and fixed or variable interest rates based on the General Price Index-Market (Índice Geral de Preços-Mercado), or “IGP-M”, plus a margin.
          In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of those instruments could trigger an event of default under other indebtedness or the enable creditor under other indebtedness to accelerate that indebtedness.
     Capital Expenditures
          We are currently focusing our capital expenditures primarily on expanding our production facilities, acquiring new production facilities and constructing a new production facility in Mineiros in the State of Goiás. In the six months ended June 30, 2006, we made capital expenditures of R$247.6 million.
          We have budgeted 2006 capital expenditures at R$440 million, which does not include the approximately R$110 million we spent to acquire Batávia. We have previously announced projected average investments of approximately R$350 million per year for the period from 2004 through 2009. Of our projected capital expenditures, we had commitments for capital expenditures of approximately R$177.2 million at June 30, 2006.